

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 8, 2010

Juan Luis Cebrián
Chief Executive Officer
Promotora de Informaciones, S.A.
c/o National Registered Agents, Inc.
1090 Vermont Avenue, N.W.
Suite 1910
Washington, D.C. 20090

> **Re:     Promotora de Informaciones, S.A.
>             Amendment No. 3 to Form F-4
>             Filed on September 30, 2010
>             File No. 333-166653**

Dear Mr. Cebrián:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note the disclosure contained on page 18 of Liberty's IPO prospectus, which states that, if Liberty seeks approval to consummate a business combination within 90 days of the expiration of its 36-month transaction period, the proxy statement related to such business combination will also seek stockholder approval for Liberty's dissolution and Liberty's board's recommended plan of distribution in the event its stockholders do not approve such business combination or if such business combination is not consummated for other reasons.  Please revise your proxy statement/prospectus accordingly.

2.    We reissue comment one from our letter dated September 27, 2010.  We note your response and the amended disclosure on pages xii-xiii that the satisfaction of your

acquisition requirement is satisfied by a broad interpretation of "Business Combination" which would include this transaction.  However, what you have termed the "final phrase" in the definition of "Business Combination" ("<u>through</u> a merger, stock exchange, asset acquisition, reorganization or similar business combination") simply appears to describe the possible methods <u>through</u> which Liberty could acquire a target and does not appear to remove the requirement that Liberty actually acquire such.

As noted previously, it does not appear that Liberty will acquire anything in this transaction, so Liberty itself will not acquire a controlling interest in a target business.  Please revise to disclose why you believe the transaction satisfies the definition of a Business Combination (". . . the acquisition by the Corporation of one or more operating business . . .") included in Article 5 of Liberty's Articles of Incorporation.  Amend the disclosure previously supplied in response to comment six accordingly.  Also disclose the minimum voting power that former Liberty stockholders may have upon consummation of the transaction, considering maximum cash elections and redemptions and any other variables that could reduce their total voting power.  Clarify whether or not you are including the newly issued preferred shares in this disclosure.  If so, quantify the voting power percentage attributable to these shares.

3.      Please explain why Liberty's board believes that such security holders referenced in the revised disclosure, in response to prior comment one, "will own approximately 51% of the total voting power of Prisa immediately following the business combination (assuming no holders of Liberty common stock elect redemption in connection with the business combination or elect to receive the $10.00 per share cash alternative)."  Please state the basis of this assumption.

4.      We also note the statement on page xiii that "The explanation of the definition of a 'Business Combination' included in Liberty's IPO prospectus is consistent with this understanding."  However, since "we" is defined on page one of Liberty's IPO prospectus as Liberty Acquisition Holdings Corp. (not Liberty's shareholders in their individual capacities) and Liberty's IPO prospectus clearly states that "We will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses," please remove your statement on page xiii or revise to clarify how it is consistent.

5.      We note your response to comment two from our letter dated September 27, 2010.  Please remove the qualifications of reliance contained in the last two paragraphs of the opinion's second page.

6.      In light of the risks disclosed on page 48 and the discussion of Liberty's board's consideration of the transaction on page 86, please revise your proxy statement/prospectus in all appropriate locations to disclose why Liberty has not elected to conduct an offering to repurchase the shares sold in its IPO.

The Business Combination Proposal, page 72

Background of the Business Combination, page 72

7.      We note your response to comment four from our letter dated September 27, 2010 however, contrary to your assertion, the presentations you have provided do appear to contain expressions of judgment as well as the reasoning behind amending the deal terms to their current state.  Please include the presentations as exhibits to the registration statement and revise your disclosure in this section accordingly.

Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors, page 79

8.      We note your response to comment five from our letter dated September 27, 2010 and your revised disclosure on page 81.  Please revise the same bullet point to disclose how Liberty's board considered its ability to conduct due diligence on Prisa in connection with the disclosure on page 59 of Liberty's IPO prospectus, which indicated that its sponsors would "use the same disciplined approach in acquiring target businesses on [Liberty's] behalf as they use in connection with their private equity investing,…engaging in extensive due diligence from the perspective of a long-term investor."

9.      We reissue comment six from our letter dated September 27, 2010.  For each of the transaction terms noted on page 86, revise to explain the basis for the Liberty board's conclusion that the terms were consistent with the certificate of incorporation and IPO prospectus disclosure, including the following issues.

        As noted in this and previous comment letters:

        •   in relation to the definition of "Business Combination" contained in Liberty's IPO prospectus, what you have termed the "final phrase" in the definition simply appears to describe the possible methods through which Liberty could acquire a target and does not appear to remove the requirement that Liberty actually acquire such;

        •   in relation to Liberty's sponsors' failure to fulfill their co-investment obligations, we note that it was not only a fundamental term upon which Liberty sold shares in its IPO ("demonstrat[ing] our sponsors' commitment of significant capital on the same terms as our public stockholders, which helps differentiate our sponsors from the sponsors of other similar blank check companies"), but is also a provision in Liberty's Articles that may be eliminated only by an 80% vote by Liberty's common shareholders (as we are unable to agree with the conditionality of the co-investment obligation asserted in your response to comment nine from our letter dated August 31, 2010 ("if completed"));

- in relation to the transaction being conditioned upon the approval of warrant holders, such condition effectively eliminates Liberty common stockholder approval of the transaction, which was not only a fundamental term upon which Liberty sold shares in its IPO, but is also a provision of Liberty's Articles that may be eliminated only by an 80% vote by Liberty's common shareholders (which has not occurred);

- in relation to the actions of Liberty's sponsors to "preclude" Liberty's common shareholders from voting against the business combination, as described below, a fundamental term upon which Liberty sold shares in its IPO was the ability of Liberty's common shareholders to implicitly vote upon the payout to Liberty's sponsors; and

- in relation to the release of Liberty's sponsors from the transfer restrictions they committed themselves to in Liberty's IPO prospectus, consistent with "engaging in extensive due diligence from the perspective of a long-term investor," as noted above, a reasonable investor could have viewed the transfer restrictions as a fundamental term upon which Liberty sold shares in its IPO- designed to provide incentive for Liberty's sponsors to choose a target that would retain value during the restricted period, consistent with the "long-term perspective on investment holdings" Liberty's sponsors disclosed themselves to possess on page two of Liberty's IPO prospectus.

10.    A fundamental term upon which Liberty sold shares in its IPO (and upon which its sponsors conditioned a (transfer-restricted) return on their efforts), was the ability of Liberty common shareholders to vote against any transaction proposed by its sponsors.  However, in light of the various ways that Liberty's sponsors have structured the proposed transaction as opposed to the terms of Liberty's IPO prospectus and Articles of Incorporation (as noted in all of our comment letters), including an economic incentive not disclosed in Liberty's IPO prospectus, Liberty's sponsors appear to have eliminated any meaningful way for Liberty's common shareholders to preclude a (non-transfer restricted) return to Liberty's sponsors.  The possibility that Liberty's sponsors would structure a transaction in this manner also does not appear to have been disclosed in its IPO prospectus.  Please revise your disclosure on page 48 to include this basis of liability among the others already disclosed.

Annex M

11.    Please remove the qualifications of reliance contained in the last paragraph of the opinion.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3350 with any other questions.

Sincerely,

/s/  Celeste M. Murphy

for     Larry Spirgel
Assistant Director

cc: Adam O. Emmerich, Esq.
Nancy Greenbaum, Esq.,
Wachtell, Lipton, Rosen & Katz
Facsimile to (212) 403-2000